Exhibit 99

April 21, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of Board Meeting held on April 19, 2025 – Issuance of Debt

We wish to inform you that the Board of Directors of HDFC Bank Limited (“the Bank”), at its meeting held on April 19, 2025, has inter alia approved the annual renewal of issuance of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (Financing of Infrastructure and Affordable Housing) (“Bonds”) up to total amount of Rs. 60,000 crores (Rupees Sixty thousand crore) during the period of next twelve months from the date of shareholders’ approval through private placement mode.

Please note that the Board Meeting concluded at 4.30 P.M.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight